UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549				OMB APPROVAL
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FORM 144
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933				DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.				CUSIP NUMBER
WORK LOCATION
1(a) NAME OF ISSUER	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
RED LION HOTELS CORP.	91-1032187	001-13957

1(d) ADDRESS OF ISSUER	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
STREET				AREA CODE	NUMBER
1550 Market St. # 350	Denver	CO	80202	509	459-6100

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS (Street)	CITY	STATE	ZIP CODE
COLUMBIA PACIFIC OPPPORTUNITY FUND, LP	Director	1910 Fairview Ave. E., Ste 200	Seattle	WA	98102

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

		SEC USE
3(a)	(b)	ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	JonesTrading Institutional Services LLC 0197 Prospector Rd, Ste 2104B Aspen, CO 81611		49,142	$633,784	24,274,599	On or after 09/12/2018	NYSE

INSTRUCTIONS:

1.	(a)	Name of issuer

	(b)	Issuer’s I.R.S. Identification Number

	(c)	Issuer’s S.E.C. file number, if any

	(d)	Issuer’s address, including zip code

	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold

	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)

	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

	(b)	Name and address of each broker through whom the securities are intended to be sold

	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

	(f)	Approximate date on which the securities are to be sold

	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Name of Acquisition Transaction	Name of Person From Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	06/2009 07/2009	All open market transactions	Various brokers	30,754 18,388	Various Settlement Dates	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of the Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Columbia Pacific Opportunity Fund, L.P.	Common Stock	6/18/2018	68,320	839,256.54
1910 Fairview Avenue East, Suite 200		6/19/2018	39,580	468,429.30
Seattle, Washington 98102-3620		6/20/2018	70,100	836,643.50
		8/27/2018	18,200	253,047.34
		8/28/2018	30,000	411,843.00
		8/29/2018	43,225	599,025.02
		9/7/2018	31,612	411,126.70
		09/10/2018	56,640	739,690.08
		09/11/2018	38,570	505,656.56

Remarks:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

September 12, 2018

Date of Notice

Date of Plan Adoption or Giving of Instruction,
if Relying on Rule 10b5-1.

/s/ Alexander Washburn

(Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)